FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS THIRD QUARTER RESULTS

TORONTO, Ontario (October 21, 2003) — Masonite International Corporation today announced its results for the third quarter ended September 30, 2003. Masonite International Corporation reports in U.S. dollars.

Unaudited Financial Highlights
Third Quarter 2003 versus 2002

The 2002 Comparative numbers exclude a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt

•	Earnings per share increases 21.3%

•	Net income increases 24.1%

•	Sales increase 8.1% to $462.2 million

•	EBITDA increases 8.6%

•	EBITDA margin increases from 13.58% to 13.64%

•	EBIT increases 8.2%

•	EBIT margin increases from 10.99% to 11.01%

Unaudited Financial Highlights
Nine Months 2003 versus 2002

The 2002 Comparative numbers exclude a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt

•	Earnings per share increases 20.7%

•	Net income increases 24.6%

•	Sales increase 8.0% to $1.32 billion

•	EBITDA increases 9.2%

•	EBITDA margin increases from 12.89% to 13.03%

•	EBIT increases 9.4%

•	EBIT margin increases from 10.18% to 10.31%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

The 2002 Comparative numbers exclude a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt

	9/30/03	9/30/02	Increase

SALES	$462.2	$427.7	8.1%
EBITDA	$63.0	$58.1	8.6%
EBIT	$50.9	$47.0	8.2%
NET INCOME	$30.8	$24.8	24.1%
EPS	$0.57	$0.47	21.3%
DILUTED EPS	$0.56	$0.45	24.4%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Nine Months Ended

The 2002 Comparative numbers exclude a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt

	9/30/03	9/30/02	Increase

SALES	$1,321.3	$1,223.7	8.0%
EBITDA	$172.2	$157.7	9.2%
EBIT	$136.2	$124.6	9.4%
NET INCOME	$78.5	$63.0	24.6%
EPS	$1.46	$1.21	20.7%
DILUTED EPS	$1.42	$1.17	21.4%

Sales for the three month period ended September 30, 2003 were $462.2 million, an 8.1% increase over the $427.7 million reported in the same period in 2002. For the nine months ended September 30, 2003 sales were $1.32 billion, an 8.0% increase over the $1.22 billion reported in the same period in 2002.

Net income for the three month period ended September 30, 2003 was $30.8 million compared to $24.8 million in the same period in 2002. Earnings per share were $0.57 for the three month period compared to $0.47 per share in 2002. Net income for the nine month period ended September 30, 2003 was $78.5 million compared to $63.0 million in the same period in 2002. Earnings per share were $1.46 for the nine month period compared to $1.21 per share in the same period in the prior year. In July 2002, the Company recorded a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt which has been excluded from the comparative numbers above.

Sales of exterior products increased 14% to $175 million in the third quarter this year compared to $154 million in the same period last year. For the nine months ended September 30, 2003, sales of exterior products increased 12% to $462 million compared to $414 million in the same period last year. This year’s growth in exterior products does not include three new fully integrated fibreglass door systems that the Company will begin selling over the next two quarters.

Sales of interior products increased 5% in the third quarter and 6% for the nine month period this year compared to the same periods last year. The Company launched its higher end Palazzo Series interior door collection during the year. This product line will be included, along with two other innovative interior door product lines, in an exciting marketing campaign directed at the Company’s wholesale and retail customers early in 2004.

During the quarter, interest bearing debt declined by approximately $36 million. The debt-to-equity ratio decreased to 0.70 to 1.0 at September 30, 2003 compared to 0.89 to 1.0 at December 31, 2002.

Philip Orsino, President and Chief Executive Officer, stated “we are pleased with the 8% overall increase in sales and, in particular, with the growth in exterior products. At this time, based on the year-to-date results and market conditions, we expect the annual results for 2003 to be in the range of analysts’ expectations of $1.90 to $2.00. We also expect to achieve our debt-to-equity target of 0.60 to 1.0 by the year end.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt to equity ratio, EBITDA and earnings measures excluding nonrecurring items. In this press release, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity, EBITDA is defined as earnings before depreciation and amortization; interest; gain on refinancing, net; income taxes; and non-controlling interest, EBIT is defined as earnings before interest; gain on refinancing, net; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales respectively. Non-recurring items are defined as those items which are outside the normal course of operations and infrequent in nature. In this press release, the non-recurring items are made up of a net gain on refinancing of debt.

For more information contact:

Mr. Lawrence P. Repar or Robert Tubbesing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of nine months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$1,321,341	$1,223,708
Cost of sales	1,025,880	953,088

	295,461	270,620
Selling, general and administration	123,227	112,889

Income before the undernoted	172,234	157,731
Depreciation and amortization	36,017	33,167

Income before interest and income taxes	136,217	124,564
Interest	27,129	34,421
Gain on refinancing, net	—	(2,990)

	109,088	93,133
Income taxes	26,088	20,174

	83,000	72,959
Non-controlling interest	4,527	5,625

Net income	78,473	67,334

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$374,327	$273,645

Earnings per share:
Basic	$1.46	$1.29

Diluted	$1.42	$1.25

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$462,169	$427,680
Cost of sales	359,034	329,237

	103,135	98,443
Selling, general and administration	40,087	40,371

Income before the undernoted	63,048	58,072
Depreciation and amortization	12,179	11,063

Income before interest and income taxes	50,869	47,009
Interest	8,863	10,883
Gain on refinancing, net	—	(2,990)

	42,006	39,116
Income taxes	9,027	7,467

	32,979	31,649
Non-controlling interest	2,189	2,473

Net income	30,790	29,176

Retained earnings, beginning of period	343,537	244,469

Retained earnings, end of period	$374,327	$273,645

Earnings per share:
Basic	$0.57	$0.55

Diluted	$0.56	$0.53

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30	December 31
	2003	2002

ASSETS
Cash	$29,944	$47,644
Accounts receivable	288,629	197,927
Inventories	338,232	293,878
Prepaid expenses	20,864	11,289
Current future income taxes	32,129	32,768

	709,798	583,506

Property, plant and equipment	740,382	711,601
Goodwill	130,785	124,001
Other assets	40,525	36,569
Long-term future income taxes	3,443	7,114

	915,135	879,285

	$1,624,933	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$10,928	$3,830
Accounts payable and accrued liabilities	291,635	241,292
Income taxes payable	11,140	4,671
Current portion of long-term debt	35,722	35,582

	349,425	285,375

Long-term debt	454,999	498,000
Non-controlling interest	34,102	28,231
Long-term future income taxes	110,004	98,744

	948,530	910,350

Share capital	263,092	257,325
Retained earnings	374,327	295,854
Cumulative translation adjustments	38,984	(738)

	676,403	552,441

	$1,624,933	$1,462,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$78,473	$67,334
Depreciation and amortization	36,017	33,167
Accretion of interest	—	7,840
Gain on refinancing, net	—	(2,990)
Non-controlling interest	4,527	5,625
Cash reinvested in working capital and other	(75,940)	(17,376)

	43,077	93,600

Cash provided by (used in) investing activities
Proceeds from sale of assets	—	102,219
Acquisitions	(4,476)	(14,928)
Additions to property, plant and equipment, net	(34,838)	(24,054)
Other investing activities	(2,113)	(16,344)

	(41,427)	46,893

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	5,767	10,067
Increase (decrease) in revolving and other bank loans	7,098	(101,069)
Repayment of long-term debt	(43,381)	(41,167)

	(30,516)	(132,169)

Net foreign currency translation adjustment	11,166	7,016

(Decrease) increase in cash	(17,700)	15,340
Cash, beginning of period	47,644	40,611

Cash, end of period	$29,944	$55,951

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$30,790	$29,176
Depreciation and amortization	12,179	11,063
Accretion of interest	—	1,119
Gain on refinancing, net	—	(2,990)
Non-controlling interest	2,189	2,473
Cash from working capital and other	14,742	22,424

	59,900	63,265

Cash provided by (used in) investing activities
Acquisitions	(205)	(1,020)
Additions to property, plant and equipment, net	(15,913)	(7,915)
Other investing activities	(2,341)	(6,766)

	(18,459)	(15,701)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	1,268	538
Decrease in revolving and other bank loans	(26,650)	(1,915)
Repayment of long-term debt	(10,263)	(34,964)

	(35,645)	(36,341)

Net foreign currency translation adjustment	1,518	(4,099)

Increase in cash	7,314	7,124
Cash, beginning of period	22,630	48,827

Cash, end of period	$29,944	$55,951

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$1,095,568	$1,028,386
Europe	225,773	195,322

	$1,321,341	$1,223,708

Segment operating income
North America	$134,212	$123,887
Europe	24,532	21,250

	158,744	145,137

Expenses
General	22,527	20,573
Interest	27,129	34,421
Gain on refinancing, net	—	(2,990)
Income taxes	26,088	20,174
Non-controlling interest	4,527	5,625

	80,271	77,803

Net income	$78,473	$67,334

Product line segment data
Sales:
Interior products	$859,059	$809,418
Exterior products	462,282	414,290

	$1,321,341	$1,223,708

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$388,090	$361,435
Europe	74,079	66,245

	$462,169	$427,680

Segment operating income
North America	$50,008	$46,154
Europe	8,102	7,480

	58,110	53,634

Expenses
General	7,241	6,625
Interest	8,863	10,883
Gain on refinancing, net	—	(2,990)
Income taxes	9,027	7,467
Non-controlling interest	2,189	2,473

	27,320	24,458

Net income	$30,790	$29,176

Product line segment data
Sales:
Interior products	$287,012	$273,391
Exterior products	175,157	154,289

	$462,169	$427,680

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Net income based on Canadian GAAP	$78,473	$67,334
Effect of SFAS 133, net of tax	(16)	(14,517)

Net income based on United States GAAP	$78,457	$52,817

Earnings per share under United States GAAP:
Basic	$1.46	$1.01

Diluted	$1.42	$0.98

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of three months ended September 30
(In thousands of U.S. dollars)

	2003	2002

Net income based on Canadian GAAP	$30,790	$29,176
Effect of SFAS 133, net of tax	1,508	(11,663)

Net income based on United States GAAP	$32,298	$17,513

Earnings per share under United States GAAP:
Basic	$0.60	$0.33

Diluted	$0.58	$0.32